SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Cintas Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

172908 10 5
(CUSIP Number)

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6469
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172908 10 5		Page 2 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Farmer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,933,995 - see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,933,995 - see item 5
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18, 933,995 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5		Page 3 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners, LLLP - 27-0228576
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,286,387 - see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,286,387 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,286,387 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5		Page 4 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners II, LLC - 463242520
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,100,000 - see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,100,000 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000 - see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D (filed on or about June 11, 2009, as amended by Amendment No. 1 filed on or about May 4, 2011 and Amendment No. 2 filed on or about February 8, 2013, the "Schedule 13D") relating to the shares of the common stock, no par value per share (the "Common Stock") of Cintas Corporation, a Washington corporation whose principal executive offices are located at 6800 Cintas Boulevard, Cincinnati, Ohio 45262-5737 (the "Issuer"), previously filed by Scott D. Farmer and Summer Hill Partners, LLLP who, along with Summer Hill Partners II, LLC are hereinafter collectively referred to as the "Reporting Persons."

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.                 Interest in Securities of Issuer.

Item 5 is hereby amended as follows:

(a)           See Items 11 and 13 on page 2 of this Schedule 13D.

(b)           See Items 7, 9 and 11 on pages 2 of this Schedule 13D.

(c)           No transactions in Cintas Stock were effected during the past 60 days except as follows: (i) on July 26, 2013, Mr. Farmer transferred 19,027 shares of Cintas Stock to satisfy tax withholding on restricted shares that vested on that date; (ii) on July 29, 2013, Mr. Farmer was granted 26,830 shares of restricted stock and 73,422 options to purchase shares of Cintas Stock pursuant to Cintas Corporation’s 2005 Equity Compensation Plan; (iii) on July 30, 2013, Summer Hill Partners, LLLP contributed 5,100,000 shares of Cintas Stock to Summer Hill Partners II, LLC, its wholly-owned subsidiary at the time of the contribution, which subsidiary was transferred on August 1, 2013 to a trust for the benefit of Richard T. Farmer and his spouse.

The shares of Cintas Common Stock in 5(a) and 5(b) above include 704,005 shares held directly by Mr. Farmer and his spouse; 35,000 stock options held by Mr. Farmer which are exercisable within 60 days; 807,549 shares held indirectly by Mr. Farmer through a limited partnership and through trusts for the benefit of Mr. Farmer and members of his immediate family over which Mr. Farmer serves as trustee; 1,054 shares held in the Issuer’s employee stock ownership plan; and 12,286,387 shares held by Summer Hill Partners, LLLP and 5,100,000 shares held by Summer Hill Partners II, LLC.  While Mr. Farmer may be deemed to have or share voting or dispositive power with respect to shares owned by Summer Hill Partners, LLLP and Summer Hill Partners II, LLC, he disclaims beneficial ownership of such shares of Cintas Common Stock except to the extent of his pecuniary interest in such shares.

 [Remainder of page intentionally left blank; signature page follows]

Page  5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: August 2,  2013

/s/ Scott D. Farmer
Name:  SCOTT D. FARMER

SUMMER HILL PARTNERS, LLLP

By:  /s/ Scott D. Farmer
      Scott D. Farmer, on behalf of the General Partner

SUMMER HILL PARTNERS II, LLC

By:  /s/ Scott D. Farmer
      Scott D. Farmer, on behalf of the Manager

Page  of 6 of 6 Pages